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SECUR 02021231 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 04 2002 PROCESSING 360

SEC FILE NUMBER
8- 32454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nexa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 North Lake Avenue Suite 140
(No. and Street)

Pasadena California 91101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Yong Chen (626) 720-0100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Chris Yong Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexa Securities, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 3th day of April, 2002

Notary Public

Signature

President
Title

TAI LING HSU
COMM. # 1262406
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. APRIL 30, 2004

TAI LING HSU
COMM. # 1262406
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. APRIL 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Nexa Securities, Inc.

I have audited the accompanying statement of financial condition of Nexa Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Nexa Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
March 21, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Nexa Securities, Inc.
Statement of Financial Condition
As of December 31, 2001

Assets

Cash and cash equivalents	$ 20,610
Accounts receivable	8,042
Deposits with clearing organizations	6,073
Receivable from related parties	47,218
Intangible assets, net of $3,667 accumulated amortization	106,333
Total assets	$ 188,276

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 3
Salary expenses payable	11,173
Total liabilities	11,176
Stockholder's equity	
Common Stock, $1.00 par value, 100,000 shares authorized, 2,500 shares issued and outstanding	2,500
Additional paid-in capital	735,195
Accumulated deficit	(560,595)
Total stockholder's equity	177,100
Total liabilities and stockholder's equity	$ 188,276

The accompanying notes are an integral part of these financial statements.

Nexa Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions income	$ 597,533
Interest and dividends	7,418
Other income	31,507
Total revenues	636,458
Expenses	
Employee compensation and benefits	155,350
Commissions, trading fees and floor brokerage	251,825
Communications	4,388
Occupancy & equipment rental	35,704
Taxes and licenses, other than income taxes	21,036
Other operating expenses	291,603
Total expenses	759,906
Income (loss) before income taxes	(123,448)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$(124,248)

The accompanying notes are an integral part of these financial statements.

Nexa Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 2,500	$ 555,273	$ (436,347)	$ 121,426
Contribution of software license	–	110,000	–	110,000
Additional paid-in capital	–	69,922	–	69,922
Net income (loss)	–	–	(124,248)	(124,248)
Balance, December 31, 2001	$ 2,500	$ 735,195	$ (560,595)	$ 177,100

The accompanying notes are an integral part of these financial statements.

Nexa Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (124,248)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Amortization	$ 3,667	
(Increase) decrease in:		
Accounts receivable	10,057	
Deposits held at clearing organizations	26,166	
Prepaid expenses	40	
(Decrease) increase in:		
Accounts payable and accrued expense	3	
Salary expenses payable	11,173	
Total adjustments		51,106
Net cash and cash equivalents used in operating activities		(73,142)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Collection of loans made to related party's	28,640	
Repayment of security deposits	(10,000)	
Proceeds from issuance of additional paid capital	69,922	
Net cash and cash equivalents provided by financing activities		88,562
Net increase in cash and cash equivalents		15,420
Cash and cash equivalents at beginning of year		5,190
Cash and cash equivalents at end of year		$ 20,610
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ –	

Non-cash investing and financing transactions:

The Company's parent contributed a $110,000 software license agreement to the Company. The Company recorded an increase in additional paid-in capital for $110,000.

The accompanying notes are an integral part of these financial statements.

Nexa Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Nexa Securities, Inc. (the "Company") was incorporated in the State of Texas under the name Integrated Advisors, Inc., on September 6, 1984. The Company changed its name to Integrated Global Securities, Inc., on January 25, 1985; Capital Gains, Inc., on June 23, 1998; Quartermove Securities, Inc., on September 16, 1999; and Nexa Securities, Inc. on October 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The commissions earned from the sales of stocks and mutual funds represent the major portion of the business.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intangible assets are being amortized on a straight-line basis over 60 months.

Advertising expenses are expensed as incurred.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 2: <u>DEPOSITS WITH CLEARING ORGANIZATION</u>

The Company has deposited $5,000 with Penson Financial Services, Inc., as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2001 includes interest earned for a deposit total of $6,073.

Note 3: <u>INTANGIBLE ASSETS, NET</u>

The Company entered into a software license agreement with it's former sister company (see notes 5 and 6) for proprietary software to assist the Company and its clients with their trading. The license cost $110,000 and expires in October of 2006. The Company is amortizing the cost of the license, using the straight-line method of accounting, over the life of the license agreement.

Amortization expense for the year ended December 31, 2001 was $3,667.

Note 4: <u>INCOME TAXES</u>

The income tax provision for the year ended December 31, 2001 consists of the California Franchise Tax Board minimum tax of $800.

The Company has at December 31, 2001, a net operating loss carry-forward of $125,101, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $18,765 which expires in the year 2021.

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: <u>SALE OF COMPANY</u>

On October 4, 2001 the Company was acquired by World Safira Co., Ltd. (the "Parent") via a stock purchase agreement from Vista Mark Holdings, Inc. ("Vista"). All of the outstanding stock was acquired by World Safira Co., Ltd..

Prior to the sale of the Company, Nexa Securities, Inc., filed its tax return on a consolidated basis with Vista and Nexa Technologies, Inc., formerly "Three Eights Technologies," (the "former sister company"). World Safira Co., Ltd. only purchased Nexa Securities, Inc., and in anticipation of the sale, Vista filed the Company's 2000 tax return unconsolidated.

Note 5: SALE OF COMPANY
(Continued)

The NASD has approved the change in ownership. However, on March 14, 2002, the Company was restricted from any securities transactions because it did not have qualified supervisory personnel.

Note 6: TRANSACTIONS WITH AFFILIATED COMPANIES

Prior to the sale of the Company, Nexa Securities, Inc. paid its former sister company (Nexa Technologies, Inc.), $105,850 for use of its proprietary software. The Company also paid Vista $93,500 for management fees and the use of furniture and equipment. Subsequent to the sale, the Company paid the former sister company $110,000 to license the software for five years.

During the year ended December 31, 2001, the Company paid its parent $11,527 for referral fees, and two of its former officers $5,000 for consulting fees.

The Company is currently carrying receivables for inter-company loans made prior to the sale of the Company to the former sister company, the two former officers and Vista for a total of $47,218.

These amounts are due on demand, non-interest bearing and non-allowable assets for net capital purposes.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company entered into a new lease agreement, with Vista, for office space under a non-cancelable lease which commenced October 1, 2001 and expires April 14, 2005. This lease contains provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

Year	Amount
2002	$ 64,150
2003	65,280
2004	66,810
2005	22,440
2006 & thereafter	–
Total	$ 218,680

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $23,549 exceeded the minimum net capital requirement by $18,549; and the Company's ratio of aggregate indebtedness ($11,176) to net capital was 0.47 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 15,860
Adjustments:		
Non-allowable assets	$ (57,399)	
Additional paid-in capital	133,634	
Retained earnings (deficit)	(68,546)	
Total adjustments		7,689
Net capital per audited statements		$ 23,549

Nexa Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholder's equity		
Common stock	$ 2,500	
Additional paid-in capital	735,195	
Accumulated deficit	(560,595)	
Total stockholder's equity		$ 177,100
Less: Non-allowable assets		
Receivable from related party's	(47,218)	
Intangible assets, net	(106,333)	
Total non-allowable assets		(153,551)
Net capital before haircuts		23,549
Less: Adjustments to net capital		–
Net Capital		23,549

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 745	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 18,549
Ratio of aggregate indebtedness to net capital	0.47: 1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. See note 9.

See independent auditor's report.

Nexa Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to Nexa Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Nexa Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Nexa Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Nexa Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

Nexa Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Nexa Securities, Inc.

In planning and performing my audit of the financial statements of Nexa Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Nexa Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
March 21, 2002